CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD BE LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” AMENDING AGREEMENT NO. 2 TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT THIS AMENDING AGREEMENT (the “Agreement”) is dated as of March 31, 2026 AMONG: ALITHYA GROUP INC. as Borrower AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT as Lenders AND: THE BANK OF NOVA SCOTIA as Administrative Agent PRELIMINARY STATEMENT: WHEREAS pursuant to the Second Amended and Restated Credit Agreement dated as of December 22, 2023 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, as amended by an amending agreement no. 1 dated February 12, 2025 and a request for consent dated February 11, 2026 (the (as such agreement may be further amended, supplemented, replaced, restated or otherwise modified from time to time, the “Second Amended and Restated Credit Agreement”), the Lenders agreed to provide to the Borrower the Credit Facility; WHEREAS the Borrower has informed the Lenders that the sale of each of Datum Consulting Group, LLC, Datum Consulting Group Australia Pty Limited, Datum Consulting Group S.R.L., Datum Solutions DOO (Serbia), DCG Spain, S.L.U., DCG UK Limited, Datum Cybertech India Pvt Ltd., Datum Solutions DOO (Montenegro) and 9467-8778 Québec Inc. to Medivra Holdings LLC detailed in the request for consent dated February 11, 2026 approved by the Lenders (the “Transaction”) will be effective on or about the Effective Date (as defined below); WHEREAS the Lenders and the Borrower wish to amend the Second Amended and Restated Credit Agreement; NOW THEREFORE in consideration of the mutual covenants herein set forth, it is agreed as follows:

- 2 - ARTICLE 1 INTERPRETATION 1.1 Defined Terms. All capitalized terms herein, unless otherwise expressly defined herein, shall have the meanings ascribed to them in the Second Amended and Restated Credit Agreement as amended pursuant to Article 2 of this Agreement. 1.2 Amending Agreement. The Second Amended and Restated Credit Agreement and all documents or agreements incidental or related thereto shall henceforth be read and construed in conjunction with this Agreement; and the Second Amended and Restated Credit Agreement and this Agreement shall henceforth have effect as far as practicable as though the provisions thereof were contained in one document. 1.3 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Second Amended and Restated Credit Agreement. 1.5 Confirmation. All the terms, conditions and provisions of the Second Amended and Restated Credit Agreement not otherwise amended by this Agreement shall remain unchanged and have full force and effect. ARTICLE 2 AMENDMENTS TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT1 2.1 Section 1.1.120 is hereby deleted and replaced with the following: “1.1.120 “Maturity Date” – means April 1st, 2027 2029, or such other date thereafter as may be agreed pursuant to an extension under Section 5.1, or such earlier date on which the Credit Facility is terminated pursuant to Section 13.2.” 2.2 Section 1.1.125 is hereby deleted and replaced with the following: “1.1.125 “Non-Guarantor Subsidiaries” – means collectively (i) Alithya Consulting USA Inc., Alithya France SAS, SWI Systems, LLC, Alithya Travercent LLC, Alithya IT Services Inc., Alithya Numérique Maroc SARLAU, 9466-6997 Québec Inc., Datum Consulting Group Australia Pty Limited, Datum Consulting Grup S.R.L., Datum Solutions DOO (Serbia), DCG Spain, S.L.U., DCG UK Limited, Datum Cybertech India Pvt Ltd., Datum Solutions DOO (Montenegro), 9467-8778 Québec Inc., XRM Vision Group Inc., XRM Vision Group Inc., XRM Vision Inc., XRM Vision World Inc., eVerge Interests, Inc., eVerge Group, LLC, eVerge 1 Additions shown in underlined/bold and removals shown in strikethrough.

- 3 - Software and Technology Services Private Limited and XRM Vision Maroc SARLAU and (ii) any future Subsidiary of the Borrower specifically designated by the Borrower as a Non-Guarantor Subsidiary provided that the Borrower remains at all times in compliance with the covenant set forth in Section 11.1.12.” 2.3 Section 1.1.163 is hereby deleted and replaced with the following: “1.1.163 “Senior Debt” – means, at any time, with respect to the Borrower on a consolidated basis, its Total Debt less any Subordinated Debt, less amounts owing in respect of Permitted Acquisition Debt Obligations and less any cash and cash equivalents not exceeding the sum of C$15,000,000 C$20,000,000 and held in any Current Account or in any other deposit account maintained by the Borrower in respect of which the account bank has executed an account control agreement in favor of the Agent in form and substance acceptable to the Agent. Notwithstanding the above, any balance of sale and earn outs and the IQ Subordinated Debt shall be included in the Senior Debt starting on the first day of the sixth month preceding (x) such balance of sale or earn-out becoming due and payable and (y) the maturity of such IQ Subordinated Debt.” 2.4 Section 1.1.176 is hereby deleted and replaced with the following: “1.1.176 “Swingline Limit” – means the sum of five fifteen million Canadian Dollars (C$15,000,000) or the Equivalent Amount in USDollars.” 2.5 Section 1.1.189 is hereby deleted and replaced with the following: “1.1.189 “Total Debt” – means, at any time, with respect to the Borrower on a consolidated basis, the sum of all its Debt (including, for greater certainty, (i) amounts owing and outstanding under any IQ Loan Facility, (ii) Subordinated Debt, and (iii) amounts owing in respect of Permitted Acquisition Debt Obligations) and less any cash and cash equivalents not exceeding the sum of C$15,000,000 C$20,000,000 held in any Current Account or in any other deposit account maintained by the Borrower in respect of which the account bank has executed an account control agreement in favor of the Agent in form and substance acceptable to the Agent.” 2.6 Section 11.3.8 is hereby deleted and replaced with the following: “11.3.8 Limitations on Financial Assistance: provide financial assistance in an aggregate amount exceeding C$1,000,000 C$3,000,000 at any given time during the term of the Credit Facility including by way of advances, loans or guarantees, to any shareholders or directors or any other Person other than (i) to or for the benefit of another Obligor and (ii) to secure performance, warranty and indemnity obligations of any other Obligor or

- 4 - their respective Subsidiaries under or in connection with a contract with any customer of such Obligor or Subsidiary;” 2.7 Section 11.3.17 is hereby deleted and replaced with the following: “11.3.17 Distributions to Shareholders: declare, make or pay or set aside for payment any dividends upon any of its Capital Stock, or purchase, redeem, retire or otherwise acquire, directly or indirectly, any shares in its Capital Stock, or make any other Distribution among the holders of its Capital Stock, other than: (i) payment of Distributions by an Obligor to another Obligor, or (ii) payment of Distributions by the Borrower to its shareholders (other than the Distributions referred to in (iii) below) if the Total Debt to Adjusted EBITDA Ratio is less than 4.00:1 both before and after such Distribution; (iii) payment of Distributions under the Normal Course Issuer Bid Program (NCIB) up to a maximum amount of [Redacted] during any fiscal year if the Senior Debt to Adjusted EBITDA Ratio is less than 3:25:1 both before and after such Distribution; being understood that notwithstanding the above, no Distributions shall be declared, made or paid at any time where any Default or Event of Default shall have occurred and be continuing or shall exist or would result from such Distributions;” 2.8 Schedules 1.1.48, 1.1.88, 1.1.119, 1.1.126, 1.1.128, 1.1.142.14, 2.1.6, 2.1.12, 2.1.14, 2.1.20, 2.1.21, 2.1.22, 2.1.25, 2.1.26 and 2.1.28 of the Second Amended and Restated Credit Agreement are hereby deleted and replaced with the schedules attached to this Agreement. ARTICLE 3 EXTENSION FEE The Borrower acknowledges that the Lenders have earned an extension fee in connection with this Agreement equivalent to [Redacted] of the Total Commitment, namely an amount of [Redacted], payable pro rata between the Lender in accordance with their respective Participations

- 5 - and that such fee is fully earned upon signature of this Agreement, shall not be refundable for any reason whatsoever and shall be paid to the Agent upon signature of this Agreement. ARTICLE 4 REPRESENTATIONS AND WARRANTIES 4.1 The Obligors hereby represent and warrant to the Agent and the Lenders as follows: 4.1.1 the execution, delivery and performance by the Obligors of this Agreement have been duly authorized by all necessary corporate and other action and do not and will not require any registration with, consent or approval of, or notice to or action by, any Person (including any Governmental Authority) in order to be effective and enforceable; 4.1.2 this Agreement constitutes a legal, valid and binding obligation of the Obligors, enforceable against each such Obligor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity; 4.1.3 based on the financial statements of the Borrower for the fiscal quarter ended on December 31, 2025 and delivered to the Agent pursuant to Section 11.4.1.1 of the Second Amended and Restated Credit Agreement, the Adjusted EBITDA and the total Assets of the Obligors hereby represent [Redacted] of (i) the Adjusted EBITDA of the Borrower, and (ii) [Redacted] of the total Assets of the Borrower, each on a consolidated basis pro forma giving effect to this Agreement and the Transaction; 4.1.4 the representations and warranties of the Obligors set forth in the Credit Agreement and the other Loan Documents are true and correct in all material respects on and as of the date hereof (except that where such representations and warranties are qualified by reference to a date, they shall be true and correct in all material respects as at such date); and 4.1.5 at the time of this Agreement, no Default or Event of Default has occurred or is continuing, and no Default or Event of Default will arise as a result of this Agreement becoming effective. ARTICLE 5 EFFECTIVENESS AND CONDITIONS PRECEDENT 5.1 Conditions Precedent: this Agreement shall become effective upon satisfaction of the following conditions precedent (the “Effective Date”): 5.1.1 The Agent shall have received this Agreement duly executed by the Obligors, the Lenders and the Agent; 5.1.2 The Agent shall have received (i) updated officers certificate (by way of bring down or otherwise) and resolution for each Obligor and (ii) a favourable opinion of

- 6 - Canadian counsel to the Obligors, addressed to the Agent, the Lenders and Lenders’ Counsel in respect of the Borrower and this Agreement and the transaction contemplated thereby; and 5.1.3 All fees and expenses owing by the Borrower to the Agent and the Lenders on the date this Agreement is intended to come into force, including without limitation, the extension fee mentioned herein and the reasonable and documented legal fees of the legal counsel of the Agent, have been paid in full. ARTICLE 6 GENERAL PROVISIONS 6.1 Novation. It is expressly understood and agreed between the parties hereto that this Agreement does not constitute a novation of the terms and conditions of the Credit Facility, the Second Amended and Restated Credit Agreement or the other Loan Documents, the Lenders hereby reserving all of their rights and recourses under the Credit Facility, the Second Amended and Restated Credit Agreement and the other Loan Documents. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Credit Facility, the Second Amended and Restated Credit Agreement and the other Loan Documents. Nothing herein shall in any way release the Obligors from their obligations to the Lenders under the Credit Facility, the Second Amended and Restated Credit Agreement and the other Loan Documents. 6.2 Confirmation of Existing Security Documents. Each Obligor hereby acknowledges and agrees that the "Obligations" (as defined under the Credit Agreement), together with any and all additional obligations incurred hereunder or under any of the Loan Documents, shall continue to be secured by all of the pledges, grants of security interests and hypothecs and other Liens provided in connection with the Credit Agreement, except as specifically provided herein (and, from and after the date hereof, shall be secured by all of the guarantees, pledges, grants of security interests and hypothecs and other Liens provided in connection with the Second Amended and Restated Credit Agreement, as amended by this Agreement), all as more specifically set forth in the Security Documents. Each Obligor further agrees that all references to the "Credit Agreement" in any Loan Documents, including the Security Documents, shall be deemed to refer to the Second Amended and Restated Credit Agreement as amended by this Agreement. Each Obligor further confirms that, after giving effect to this Agreement, each Loan Document, including the Security Documents, to which such Obligor is a party continues in full force and effect and is the legal, valid and binding obligation of such Obligor, enforceable against such Obligor in accordance with their terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. 6.3 Release of Datum Consulting Group, LLC as a Guarantor. As of the Effective Date, (i) the designation of Datum Consulting Group, LLC as Guarantor under the Second Amended and Restated Credit Agreement shall be revoked, and (ii) all security and guarantees granted by Datum Consulting Group, LLC and all security granted by Alithya

- 7 - USA, Inc. over the present and future Capital Stock of Datum Consulting Group, LLC, in each case, pursuant to the Security Documents, shall be released and discharged. The Agent shall be authorized to act alone to release such security and guarantees and to execute and deliver all discharges and other documents required in order to give effect to such release. 6.4 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. 6.5 Language. The parties hereby confirm their express wish that this Agreement and all the documents and agreements directly or indirectly related thereto be drawn up in English. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement soient rédigés en langue anglaise. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGES AND SCHEDULES FOLLOW.]

- S1 - Signature Page Amending Agreement #2 to SARCA Alithya Group Inc. Borrower: ALITHYA GROUP INC. By: (s) Authorized Signing Officer_____ Name: Title:

- S2 - Signature Page Amending Agreement #2 to SARCA Alithya Group Inc. Guarantors: ALITHYA USA, INC. By: (s) Authorized Signing Officer_____ Name: Title: ALITHYA CANADA INC. By: (s) Authorized Signing Officer_____ Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. By: (s) Authorized Signing Officer_____ Name: Title: ALITHYA ENTERPRISE SOLUTIONS, LLC By: (s) Authorized Signing Officer_____ Name: Title:

- S3 - Signature Page Amending Agreement #2 to SARCA Alithya Group Inc. ALITHYA USA CONSULTING SERVICES, LLC By: (s) Authorized Signing Officer_____ Name: Title: ALITHYA CONSULTING INC. By: (s) Authorized Signing Officer_____ Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION By: (s) Authorized Signing Officer_____ Name: Title:

Signature Page Amending Agreement #2 to SARCA Alithya Group Inc. . Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer_____ Name Title: By: (s) Authorized Signing Officer_____ Name Title:

- S5 - Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer_____ Name Title: By: (s) Authorized Signing Officer_____ Name Title:

- S6 - FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer_____ Name Title: By: (s) Authorized Signing Officer_____ Name Title:

- S7 - BANK OF MONTREAL By: (s) Authorized Signing Officer_____ Name Title: By: (s) Authorized Signing Officer_____ Name Title:

- S8 - THE TORONTO-DOMINION BANK By: (s) Authorized Signing Officer_____ Name Title: By: (s) Authorized Signing Officer_____ Name Title:

Schedule 1.1.48 Compliance Certificate The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: [Redacted] Dear Senior Manager: I, the undersigned being the duly appointed [chief financial officer/treasurer] of Alithya Group inc. (the “Borrower”), do hereby certify to the Agent and the Lenders, solely in such capacity and without personal liability, that: 1. This certificate is delivered pursuant to the second amended and restated credit agreement dated as of December 22, 2023 among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent (as amended, supplemented, replaced, restated or otherwise modified, the “Credit Agreement”). Unless otherwise defined herein, all capitalized terms appearing in this certificate (including its Schedule I, II and III) which are defined in the Credit Agreement shall have the meanings assigned to such terms in the Credit Agreement; 2. I am familiar with and have examined the provisions of the Credit Agreement (including, without limitation, the financial covenants and ratios set forth in Article 11.2 thereof and the representations, warranties and other covenants set forth in the Credit Agreement), and I have made all appropriate investigations of the records of the Obligors and have asked all questions to the other executives and officers of the Obligors as I have deemed necessary or useful to allow me to give this certificate knowledgeably; 3. Based on the foregoing, the calculations set forth below (on a consolidated basis) are true and correct and have been made in accordance with the Credit Agreement; 4. The Adjusted EBITDA calculations set forth in Schedule 1.1.1 are hereby attached;

5. The period to which the following calculations and details relate commenced on and ended on (the “Reference Period”): 5.1 Senior Debt to Adjusted EBITDA Ratio I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 11.2.1.1of the Credit Agreement. At the end of the Reference Period, the said ratio was _____:1.00, the whole as more fully appears from Schedule I hereto. 5.2 Total Debt to Adjusted EBITDA Ratio I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 11.2.1.2 of the Credit Agreement. At the end of the Reference Period, the said ratio was _____:1.00, the whole as more fully appears from Schedule II hereto. 5.3 Fixed Charge Coverage Ratio I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 11.2.1.3 of the Credit Agreement. At the end of the Reference Period, the said ratio was :1.00, the whole as more fully appears from Schedule III hereto. 6. During the current fiscal year, the Obligors conducted one or more Asset Disposition for a combined aggregate amount of C$ which does not exceed the sum of C$2,500,000. 7. I hereby certify, to the best of my knowledge, after reasonable enquiry, that the Obligors comply with the covenants in Article 11 of the Credit Agreement as of the date hereof and that all representations and warranties of the Obligors set out in the Credit Agreement and in any other Loan Documents are true and correct as of the date hereof. 8. I hereby certify that I have no knowledge of any Default or Event of Default that has occurred and is continuing. 9. The financial statements of the Borrower for the Reference Period are delivered to the Agent together with this Certificate in accordance with the Credit Agreement. Such financial statements present fairly and in all material respects the financial condition of the Borrower as at the dates of such financial statements and the results of the operations of the Borrower for the periods covered by such financial statements, all in accordance with IFRS consistently applied (subject to normal year end adjustments and lack of footnote disclosure in the case of interim financial statements).

10. I hereby certify that the Adjusted EBITDA and the total Assets of the Non-Guarantor Subsidiaries hereby represent ____ percent (____%) of (i) the Adjusted EBITDA of the Borrower, and (ii) ____ percent (____%) of the total Assets of the Borrower, each on a consolidated basis. I hereby certify that the Adjusted EBITDA and the total Assets of the Obligors hereby represent ____ percent (____%) of (i) the Adjusted EBITDA of the Borrower, and (ii) ____ percent (____%) of the total Assets of the Borrower, each on a consolidated basis. 11. I hereby certify that the information and disclosures provided in all of the schedules to the Credit Agreement, as previously updated or corrected, are true and complete in all respects. Dated this day of , 20 . ALITHYA GROUP INC. Per: Name: Title:

SCHEDULE I SENIOR DEBT TO ADJUSTED EBITDA RATIO 1. Total Debt: C$ (1) 2. Subordinated Debt C$ (2) 3. Amounts owing in respect of Permitted Acquisition Debt Obligations C$ (3) 4. Cash in BNS Current Accounts or in accounts under Deposit Accounts Control Agreements (not exceeding C$15,000,000 C$20,000,000) C$ (4) 5. (1) - (2)- (3) – (4)= Senior Debt C$ (5) 6. Adjusted EBITDA : C$ (6) 7. Ratio of line (5) to (6): :1.00 (7) Line (7) ratio must not exceed 3.75:1.00 [or, if Section 11.2.1 relating to Permitted Acquisitions exceeding $20,000,000 $25,000,000 applies, 4.25:1.00].

SCHEDULE II TOTAL DEBT TO ADJUSTED EBITDA RATIO 1. Total Debt (including, for greater certainty, (i) amounts owing and outstanding under any IQ Loan Facility (C$________), (ii) Subordinated Debt (C$________), and (iii) amounts owing in respect of Permitted Acquisition Debt Obligations (C$__________) : C$ (1) 2. Cash in BNS Current Accounts or in accounts under Deposit Account Control Agreements (not exceeding C$15,000,000 C$20,000,000) C$ (3) 3. (1)+ (2) C$ (3) 4. Adjusted EBITDA : C$ (4) 5. Ratio of line (3) to (4): :1.00 (5) Line (5) ratio must not exceed 4.75:1.00 [or, if Section 11.2.1 relating to Permitted Acquisitions exceeding $25,000,000 applies, 5.25:1.00].

SCHEDULE III FIXED CHARGE COVERAGE RATIO 1. Adjusted EBITDA for the past twelve (12) months: $ (1) 2. Cash income taxes paid during the past twelve (12) months: $ (2) 3. Distributions paid during the past twelve (12) months: $ (3) 4. Unfunded Capital Expenditures for the past twelve (12) months: $ (4) 5. Add lines (2), (3) and (4): $ (5) 6. Subtract line (5) from line (1): $ (6) 7. Principal repayments on Total Debt for past twelve (12) months period plus any principal repayment on Subordinated Debt (other than the IQ Subordinated Debt), but excluding balance of sale and earn-outs, as well as any repayment under the IQ Subordinated Debt, and any draws or repayments under the IQ Loan Facility: $ (7) 8. Interest Expense for past twelve (12) months: $ (8) 9. Add lines (7) and (8) $ (9) 10. Ratio of line (6) to (9): :1.00 (10) Line (10) ratio must not be less than 1.25:1.00.

Schedule 1.1.88 List of Guarantors 1. Alithya Canada Inc. 2. Alithya USA, Inc. 3. Alithya Financial Solutions, Inc. 4. Alithya USA Consulting Services, LLC 5. Alithya Consulting Inc. 6. Alithya Enterprise Solutions, LLC 7. Alithya Digital Technology Corporation

Schedule 1.1.119 Material Contract Nil.

Schedule 1.1.126 Notice of Borrowing TO: The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: [Redacted] Dear Senior Manager: We refer to the second amended and restated credit agreement dated as of December 22, 2023 (as amended, supplemented, replaced, restated or otherwise modified, the “Credit Agreement”) among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, and hereby: 1. give you notice, irrevocably, that the Borrower hereby requests a Borrowing under the Credit Agreement, in the aggregate amount of C$___________________ plus US$__________________ to be made on _________________________, ____, consisting of: (a) C$_______________________ by way of Prime Rate Advance; (b) C$_______________________ by way of Daily Compounded CORRA Advances (c) C$_______________________ by way of Term CORRA Advance and we hereby select an initial Interest Period of ___________________ in respect of each Term CORRA Loan Portion.; (d) US$______________________ by way of US Base Rate Advance; (e) US$_____________________ by way of SOFR Advance and we hereby select an initial Interest Period of ___________________ in respect of each SOFR Loan Portion. 2. confirm that the Lenders are to make the Borrowing available in accordance with Article 3 of the Credit Agreement. 3. confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement. Dated: ___________________________, ________. Yours truly, ALITHYA GROUP INC. Per: Name: Title:

Schedule 1.1.128 Notice of Optional Repayment TO: The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: [Redacted] Dear Senior Manager: We refer to the second amended and restated credit agreement dated as of December 22, 2023 (as amended, supplemented, replaced, restated or otherwise modified, the “Credit Agreement”) among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, and hereby give you notice, irrevocably, that the Borrower shall make an optional repayment under the Credit Agreement on , in the aggregate amount of C$ and/or US$ . The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement. Dated: ___________________________, ____. Yours truly, ALITHYA GROUP INC. Per: Name: Title:

Schedule 1.1.142.14 Additional Permitted Liens • The hypothecs in favour of Banque de Développement du Canada registered at the register of personal and movable real rights (the “RPMRR”) under numbers 16-0685451-0001, 17-0459371-0001, 18-0356804-0001, respectively guaranteeing the obligations under loans 011501-10, 011501-11 and 011501-12. • The hypothec in favour of Investissement Québec registered at the RPMRR under number 16-0428219-0001. • The hypothecs in favour of Banque de Développement du Canada formerly granted by XRM Vision (now known as Alithya Canada Inc.) registered at the RPMRR under number 20-0451790-0001.

Schedule 2.1.6 Litigation Nil.

Schedule 2.1.12 Real and Immovable Property I. Owned Properties [Redacted] II. LEASED PREMISES [Redacted]

Schedule 2.1.14 Intellectual Property [Redacted]

Schedule 2.1.20 Licenses Nil.

Schedule 2.2.21 Withheld Taxes None.

Schedule 2.1.22 Subsidiaries Jurisdiction and Shares A) Alithya Group inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: n/a (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: Share options, restricted share units, performance share units and deferred share units. (v) Location of places of business and corporeal and tangible Assets: [Redacted] B) Alithya USA, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted] C) Alithya Canada Inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted]

- 2 - (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] D) Alithya Financial Solutions, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted] E) Alithya Enterprise Solutions, LLC (i) Jurisdiction of organization: Delaware (ii) Shareholders/Members: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted]

- 3 - F) Alithya USA Consulting Services, LLC (i) Jurisdiction of organization: Delaware (ii) Shareholders / Members: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office and location of minute books: Québec (v) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vi) Location of places of business and corporeal and tangible Assets: [Redacted] G) Alithya Consulting Inc. / Alithya Services-Conseils Inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] H) Alithya Digital Technology Corporation (i) Jurisdiction of organization: Canada (Ontario) (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Ontario

- 4 - (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted]

- 3 - Schedule 2.1.25 Corporate Chart [Redacted]

Schedule 2.1.26 Banking [Redacted]

Schedule 2.2.28 Labour Matters None.